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June 30, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance – Office of Real Estate & Commodities

100 F Street, N.E.

Washington, D.C. 20549-3010

Re:	Fundrise Real Estate Investment Trust, LLC Post-Qualification Amendment No. 6 to Offering Statement on Form 1-A Response dated June 28, 2021 File No. 024-11140

Dear Staff of the Division of Corporation Finance:

This letter is submitted on behalf of Fundrise Real Estate Investment Trust, LLC (the “Company”) in response to a comment letter from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated June 30, 2021 (the “Comment Letter”) with respect to the Company’s Post-Qualification Amendment on Form 1-A filed with the Commission on May 12, 2021 (the “Offering Statement”). The response provided is based upon information provided to Goodwin Procter LLP by the Company.

For your convenience, the Staff’s comment has been reproduced in italics herein with a response immediately following the comment. Defined terms used herein but not otherwise defined have the meanings given to them in the Offering Statement.

Post-Qualification Amendment No. 6 to Offering Statement on Form 1-A

General

1.       We note your response to comment 1 and we reissue it in part. Please also remove the aggregated Fundrise returns from the investor letter.

Response to Comment No. 1

While disagreeing with the Staff’s conclusion, in the interest of time, with respect to the Company, the aggregated fund-level returns are being removed from the investor letter.

* * * * *

If you have any questions or would like further information concerning the Company’s response to the Comment Letter, please do not hesitate to contact me at (212) 813-8842 or Bjorn J. Hall at (202) 584-0550.

Sincerely,

/s/ Mark Schonberger

Mark Schonberger

cc:	Via E-mail
Benjamin S. Miller, Chief Executive Officer
Bjorn J. Hall, General Counsel and Secretary
Michelle A. Mirabal, Deputy General Counsel
Rise Companies Corp.

Matthew Schoenfeld, Esq.
Goodwin Procter LLP